UNITED STATES SECURITIES AND

EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Identiv, Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

45170X205

(CUSIP Number)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☑        Rule 13d-1 (b)

☐       Rule 13d-1 (c)

☐       Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

Issuer: Identiv, Inc. CUSIP No.: 45170X205

1       NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Bleichroeder LP

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)

(b)

3       SEC USE ONLY

4       CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5 SOLE VOTING POWER - 3,931,252

6 SHARED VOTING POWER - 0

7 SOLE DISPOSITIVE POWER - 3,931,252

8 SHARED DISPOSITIVE POWER - 0

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,931,252

10       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

N/A

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

19.9%

12       TYPE OF REPORTING PERSON

IA

SCHEDULE 13G

Issuer: Identiv, Inc. CUSIP No.: 45170X205

ITEM 1

(a)       Name of Issuer:

Identiv, Inc.

(b)       Address of Issuer's Principal Executive Offices:

2201 Walnut Avenue, Suite 100

Fremont, CA 94538

ITEM 2

(a)       Name of Person Filing:

Bleichroeder LP

(b)       Address of Principal Business Office:

1345 Avenue of the Americas, 47th Floor

New York, NY 10105

(c)       Citizenship:

Delaware, USA

(d)       Title of Class of Securities:

Common Shares

(e)       CUSIP No.:

45170X205

ITEM 3

If this statement is filed pursuant to Sections 240. 13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78C);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act if 1940 (15 U.S.C. 80a-8);

(e)	☑	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an insurance company under Section 3 (c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with section 240.13d-1 (b)(1)(ii)(J).

SCHEDULE 13G

Issuer: Identiv, Inc. CUSIP No.: 45170X205

ITEM 4. Ownership.

See cover page.

ITEM 5. Ownership of Five Percent or Less of a Class.

N/A

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Bleichroeder LP ("Bleichroeder"), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is deemed to be the beneficial owner of 3,931,252 shares, or 19.9%, of the common stock ("Common Stock") believed to be outstanding. The 3,931,252 shares include 2,196,389 shares of Common Stock, 275,000 shares of Common Stock issuable upon exercise of warrants, and 1,459,863 shares of Series B Non-Voting Convertible Preferred Stock (the "Preferred Stock"). In accordance with the Warrant Agreement and Preferred Stock Agreement, exercise of the warrants and Preferred Stock are subject to a Beneficial Ownership Limitation (as defined in the agreements) of 19.9% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon exercise. If there was no 19.9% limit on the exercise of warrants and Preferred Stock, Bleichroeder would be deemed to be the beneficial owner of 8,213,577 shares of Common Stock, representing 34.2% of the outstanding shares of Common Stock. 21 April Fund Ltd., a Cayman Islands company for which Bleichroeder acts as investment adviser, holds 1,561,404 shares, or 8.7% of Common Stock believed to be outstanding. 21 April Fund Ltd. also holds 4,571,663 Preferred Stock and 192,500 exercisable warrants of Identiv. 21 April Fund Ltd. holds additional warrants and Preferred Stock above the 19.9% limit, which would make 21 April Fund Ltd.'s total beneficial ownership 6,325,567 shares, or 27.8%, if there was no 19.9% limit. 21 April Fund, LP, a Delaware limited partnership for which Bleichroeder acts as investment adviser, may be deemed to beneficially own 439,985 common shares, 1,170,524 preferred shares, and 82,500 warrants, which equates to 8.8% of the Common Stock. Clients of Bleichroeder have the right to receive and the ultimate power to direct the receipt of dividends from, or the proceeds of the sale of, such securities.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

N/A

ITEM 8. Identification and Classification of Members of the Group.

N/A

ITEM 9. Notice of Dissolution of Group

N/A

SCHEDULE 13G

Issuer: Identiv, Inc. CUSIP No.: 45170X205

ITEM 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 12, 2021

Signature:	/s/ Michael M. Kellen

Name/Title:	Michael M. Kellen, Chairman And CO-CEO